Exhibit 99.2     Press Release



PRESS RELEASE
July 18, 2001                   For further information contact:
                                David M. Bradley
                                Chairman, President and Chief Executive Officer
                                North Central Bancshares, Inc.
                                825 Central Avenue  PO Box 1237
                                Fort Dodge, Iowa 50501
                                515-576-7531

      NORTH CENTRAL BANCSHARES, INC. ANNOUNCES RECORD DILUTED EARNINGS PER
                        SHARE FOR THE SECOND QUARTER 2001

(Nasdaq: FFFD)

Fort Dodge, Iowa -- North Central Bancshares, Inc. (the "Company"), the holding company for First Federal Savings Bank of Iowa (the "Bank"), announced today that the Company earned $0.59 diluted earnings per share for the quarter ended June 30, 2001, compared to diluted earnings per share of $0.50 for the quarter ended June 30, 2000, an increase in diluted earnings per share of 18.0%. In dollars, the Company's net income was $1,110,000 for the quarter ended June 30, 2001, as compared to $1,005,000 for the quarter ended June 30, 2000. The Company's net income was $2,091,000, or diluted earnings per share of $1.10, for the six months ended June 30, 2001, compared to $2,012,000, or diluted earnings per shares of $0.98, for the six months ended June 30, 2000.

Total assets at June 30, 2001 were $388.4 million as compared to $389.0 million at December 31, 2000. The decrease in assets resulted primarily from decreases in securities available for sale, offset by increases in interest bearing cash and loans. Securities available-for-sale decreased $9.6 million, or 22.2%, from $43.4 million at December 31, 2000 to $33.7 million at June 30, 2001. The decrease in securities available for sale was primarily due to calls and maturities in excess of purchases. Interest bearing cash increased $5.2 million, or 82.6%, from $6.3 million at December 31, 2000 to $11.6 million at June 30, 2001. Loans increased by $3.1 million, or 1.0%, from $318.0 million at December 31, 2000 to $321.1 million at June 30, 2001. At June 30, 2001, net loans consisted of $169.2 million in one to four family real estate loans, $79.3 million in multifamily real estate loans, $23.7 million in commercial real estate and $48.9 million in consumer loans.

Deposits increased $10.7 million, or 4.1%, from $261.2 million at December 31, 2000 to $271.9 million at June 30, 2001. At June 30, 2001, deposits consisted of $37.5 in million checking accounts, $21.9 million in savings accounts, $28.6 million in money market accounts and $183.9 million in certificates of deposit. Other borrowed funds decreased $11.6 million, or 13.1%, from $88.6 million at December 31, 2000 to $77.0 million at June 30, 2001.

Nonperforming assets were 0.43% of total assets as of June 30, 2001 compared to 0.28% of total assets as of December 31, 2000. The allowance for loan losses was $2.9 million, or 0.89% of total loans, at June 30, 2001, compared to $2.8 million, or 0.88% of total loans, at December 31, 2000.

                                     - MORE-

The net interest spread of 2.62% for the three months ended June 30, 2001 represented a decrease from the net interest spread of 2.67% for the three months ended June 30, 2000. The net interest margin of 2.95% for the three months ended June 30, 2001 represented a decrease from the net interest margin of 3.04% for the three months ended June 30, 2000. Net interest income for the three months ended June 30, 2001 was $2,667,000 compared to net interest income of $2,701,000 for the three months ended June 30, 2000.

The Bank's provision for loan losses was $60,000 and $30,000 for the three months ended June 30, 2001 and 2000, respectively. The Company establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate based upon an assessment of prior conditions, the volume and type of loans in the Bank's portfolio, and other factors related to the collectibility of the Bank's loan portfolio.

Stockholders' equity was $36.5 million at June 30, 2001, compared to $36.4 million at December 31, 2000. Stockholders' equity increased by $145,000 primarily due to earnings and an increase in accumulated other comprehensive income, which were offset in part by stock repurchases and declared dividends. Book value, or stockholders' equity per share, at June 30, 2001 was $20.11 compared to $19.04 at December 31, 2000. The ratio of stockholders' equity to total assets was 9.4% at June 30, 2001, as compared to 9.4% at December 31, 2000.

Stockholders of record on June 15, 2001, received a quarterly cash dividend of $0.15 per share on July 6, 2001.

Recently, the Company authorized a new stock repurchase program for 100,000 shares. The new program commenced on May 2, 2001, of which 52,400 shares currently remain to be repurchased.

During the six months ended June 30, 2001, the Company repurchased a total of 105,100 shares or approximately 5.5% of its outstanding shares of common stock at prevailing market prices averaging $20.29 per share. Since its formation in 1996, the Company has invested a total of $36.9 million in the repurchase of 2,222,067 shares of its outstanding stock.

North Central Bancshares, Inc. serves north central and southeastern Iowa at 8 full service locations in Fort Dodge, Nevada, Ames, Perry, Burlington and Mount Pleasant, Iowa through its wholly-owned subsidiary, First Federal Savings Bank of Iowa, headquartered in Fort Dodge, Iowa. The Bank's deposits are insured by the Federal Deposit Insurance Corporation. The Company's stock is traded on The Nasdaq National Market under the symbol "FFFD".

For more information contact:  David M. Bradley, President, 515-576-7531

FINANCIAL HIGHLIGHTS OF NORTH CENTRAL BANCSHARES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Condition

(Dollars in Thousands, except per share and share data)    June 30, 2001                 December 31, 2000
                                                         ----------------                -----------------
Assets
   Cash and cash equivalents                             $         13,959                 $          8,850
   Securities available for sale                                   33,727                           43,352
   Loans (net of allowance of loan loss of $2.9
    million and $2.8 million, respectively)                       321,143                          318,026
   Goodwill                                                         5,207                            5,443
   Other assets                                                    14,414                           13,327
                                                         ----------------                 ----------------
     Total Assets                                        $        388,450                 $        388,998
                                                         ================                 ================
Liabilities
   Deposits                                              $        271,904                 $        261,167
   Other borrowed funds                                            77,026                           88,592
   Other liabilities                                                2,976                            2,841
                                                         ----------------                 ----------------
      Total Liabilities                                           351,906                          352,600
Stockholders' Equity                                               36,544                           36,398
                                                         ----------------                 ----------------

   Total Liabilities and Stockholders' Equity            $        388,450                 $        388,998
                                                         ================                 ================
Stockholders' equity to total assets                                 9.41%                            9.36%
                                                         ================                 ================
Book value per share                                     $          20.11                 $          19.04
                                                         ================                 ================
Total shares outstanding                                        1,817,280                        1,911,880
                                                         ================                 ================

Condensed Consolidated Statements of Income

(Dollars in Thousands, except per share data)

                                                            For the Three Months                 For the Six Months
                                                                Ended June 30,                      Ended June 30,
                                                              2001           2000                2001            2000
                                                         ---------       ---------           ---------       ---------

Interest income                                          $   6,922       $   6,731           $  13,963       $  13,261
Interest expense                                             4,255           4,030               8,636           7,816
                                                         ---------       ---------           ---------       ---------
   Net interest income                                       2,667           2,701               5,327           5,445
Provision for loan loss                                         60              30                  90              60
                                                         ---------       ---------           ---------       ---------
   Net interest income after provision for loan loss         2,607           2,671               5,237           5,385
Noninterest income                                           1,235             952               2,274           1,907
Noninterest expense                                          2,184           2,110               4,359           4,223
                                                         ---------       ---------           ---------       ---------
   Income before income taxes                                1,658           1,513               3,152           3,069
Income taxes                                                   548             508               1,061           1,057
                                                         ---------       ---------           ---------       ---------
   Net income                                            $   1,110       $   1,005           $   2,091       $   2,012
                                                         =========       =========           =========       =========

Basic earnings per share                                 $    0.62       $    0.51           $    1.16       $    0.99
                                                         =========       =========           =========       =========
Diluted earnings per share                               $    0.59       $    0.50           $    1.10       $    0.98
                                                         =========       =========           =========       =========

Selected Financial Ratios

                                                          For the Three Months          For the Six Months
                                                             Ended June 30,               Ended June 30,

                                                           2001          2000            2001         2000
                                                           ----          ----            ----         ----
Performance ratios
   Net interest spread                                     2.62%         2.67%            2.55%       2.72%
   Net interest margin                                     2.95%         3.04%            2.92%       3.09%
   Return on average assets                                1.16%         1.07%            1.09%       1.09%
   Return on average equity                               12.11%        11.27%           11.38%      11.10%
   Efficiency ratio (noninterest expense divided by
     the  sum of net interest income before provision
     for  loan losses plus noninterest income)            55.98%        57.77%           57.35%      57.43%